UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

SONOSITE, INC.

(Name of Subject Company)

SALMON ACQUISITION CORPORATION

FUJIFILM HOLDINGS CORPORATION

(Names of Filing Persons (Purchasers)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

83568G104

(CUSIP Number of Class of Securities)

Kenji Sukeno

General Manager, Subsidiary Management & M&A Group

Corporate Planning Division

FUJIFILM Holdings Corporation

7-3 Akasaka 9-chome, Minato-ku

Tokyo 107-0052, Japan

Tel: +81-3-6271-1111

Fax: +81-3-6271-1135

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of filing persons)

Copy to:

Clare O’Brien Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 +1-212-848-4000	Kenneth Lebrun Shearman & Sterling LLP 2-2-2 Uchisaiwaicho, 5F Chiyoda-ku, Tokyo, 100-0011 +81-3-5251-1601

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 838,818,820.38	$ 96,128.64

*	Estimated for purposes of calculating the amount of the filing fee only. The filing fee was determined based on the sum of (i) 14,100,874 currently outstanding shares of SonoSite common stock multiplied by $54.00 per share, (ii) 1,040,087 shares of SonoSite common stock underlying outstanding stock options, multiplied by $27.875 per share (which is the difference between $54.00 per share and the weighted average exercise price per share of the outstanding stock options as of January 12, 2012), (iii) 789,622 shares of SonoSite common stock underlying outstanding restricted stock units, multiplied by $54.00, and (iv) 1,121,750 shares of SonoSite common stock underlying outstanding warrants, multiplied by $7.035 per share (which is the difference between $54.00 per share and the weighted average exercise price per share of the outstanding warrants as of January 12, 2012).
**	Calculated by multiplying the transaction valuation by 0.0001146.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:Not Applicable	Filing Party:Not Applicable
Form or Registration No.:Not Applicable	Date Filed:Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, and 11.

This Tender Offer Statement on Schedule TO (this “Schedule TO”), is filed by FUJIFILM Holdings Corporation, a corporation organized under the laws of Japan (“Parent”), and by Salmon Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Parent. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the “Shares”), of SonoSite, Inc., a Washington corporation (the “Company”), at a purchase price of $54.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 17, 2012 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

Item 10.	Financial Statements of Certain Bidders.

Not applicable.

Item 12.	Material to Be Filed as Exhibits.

See Exhibit Index following the Signature Page.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2012

FUJIFILM HOLDINGS CORPORATION

By:	/s/ Shigehiro Nakajima
	Name:	Shigehiro Nakajima
	Title:	Representative Director
Executive Vice President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2012

SALMON ACQUISITION CORPORATION

By:	/s/ Toru Takahashi
Name: Toru Takahashi
Title: Vice President

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Offer to Purchase dated January 17, 2012.

(a)(2)	Letter of Transmittal.

(a)(3)	Notice of Guaranteed Delivery.

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

(a)(6)	Summary Advertisement as published in The Wall Street Journal on January 17, 2012.

(a)(7)	Press Release issued by FUJIFILM Holdings Corporation on January 17, 2012.

(a)(8)	Complaint captioned Rohit Sangal v. SonoSite, Inc. et al., Case Number 11-2-44110-5 SEA filed on December 21, 2011 in the Superior Court of Washington – King County.

(a)(9)	Complaint captioned David Raul as custodian for Pinchus E. Raul Utma v. Kevin Goodwin, et al., filed on December 21, 2011 in the Superior Court of Washington – Snohomish County.

(d)(1)	Agreement and Plan of Merger, dated as of December 15, 2011, among FUJIFILM Holdings Corporation, Salmon Acquisition Corporation and SonoSite, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by SonoSite, Inc. with the SEC on December 15, 2011).

(d)(2)	Confidentiality Agreement, dated August 26, 2011, between FUJIFILM Corporation and SonoSite, Inc.